As filed with the Securities and Exchange Commission on February 8, 2006
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
THE SECURITIES ACT OF 1933, AS AMENDED, FOR AMERICAN DEPOSITARY SHARES EVIDENCED
                                       BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  ENDESA, S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                Kingdom of Spain
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)
                        388 Greenwich Street, 14th Floor
                            New York, New York 10013
                                 (212) 816-6763
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                           Endesa North America, Inc.
                           410 Park Avenue, Suite 410
                            New York, New York 10022
                                 (212) 750-7200

   (Address, including zip code, and telephone number, including area code of agent for service)
                        --------------------------------
                                   Copies to:

Andres V. Gil, Esq.                         Patricia Brigantic, Esq.
Michael J. Willisch, Esq.                   Citibank, N.A.
Davis Polk & Wardwell                       388 Greenwich Street, 19th Floor
450 Lexington Avenue                        New York, New York 10013
New York, New York 10017                    (212) 816-0885
(212) 450-4000
               --------------------------------------------------

It is proposed that this filing become effective under Rule 466:
                                         |X| immediately upon filing.
                                         |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

                                                 CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
                                                                         Proposed Maximum         Proposed         Amount of
                 Title of Each Class of                  Amount to be   Aggregate Offering   Maximum Aggregate   Registration
               Securities to be Registered                Registered      Price Per Unit*    Offering Price**       Fee
-----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, evidenced by American        150,000,000           $5.00          $7,500,000.00       $802.50
Depositary Receipts, each representing one (1) share
of capital stock, nominal value Euro 1.20 per share,
of Endesa, S.A.
-----------------------------------------------------------------------------------------------------------------------------

*  Each unit represents 100 American Depositary Shares.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

Item Number and Caption                                           Location in Form of American
                                                                  Depositary Receipt ("Receipt")
                                                                  Filed Herewith as Prospectus
1.  Name  of  depositary   and  address  of  its                  Face of Receipt - Introductory Article
    principal executive office

2.  Title of American  Depositary  Receipts  and                  Face of Receipt - top center
    identity of deposited securities

    Terms of Deposit:

    (i)     The amount of deposited securities                    Face of Receipt - upper right corner
            represented by one American Depositary
            Share

    (ii)    The procedure for voting, if any, the                 Reverse of Receipt - Paragraphs 16 and 17
            deposited securities

    (iii)   The collection and distribution of dividends          Reverse of Receipt - Paragraph 14

    (iv)    The transmission of notices, reports and              Reverse of Receipt - Paragraphs 16 and 17
            proxy soliciting material

    (v)     The sale or exercise of rights                        Face of Receipt - Paragraph 10
                                                                  Reverse of Receipt - Paragraphs 14 and 16

    (vi)    The deposit or sale of securities  resulting          Face  of Receipt - Paragraphs 3 and 6
            from  dividends,   splits  or  plans  of              Reverse of Receipt - Paragraphs 14 and 18
            reorganization

    (vii)   Amendment, extension or                               Reverse of Receipt - Paragraphs 22 and 23
            termination of the deposit                            (no provision for extension)
            agreement

    (viii)  Rights of  holders  of  Receipts  to inspect          Face of Receipt - Paragraph 13
            the  transfer  books  of the  depositary
            and the list of holders of Receipts

    (ix)    Restrictions  upon the right to  deposit  or          Face of Receipt -  Paragraphs  2, 3, 4, 6, 7, 9
            withdraw the underlying securities                    and 10

    (x)     Limitation   upon  the   liability   of  the          Face of Receipt - Paragraph 7
            depositary                                            Reverse of Receipt - Paragraphs 19 and 20

3.  Fees and charges which may be imposed                         Face of Receipt - Paragraph 10
    directly or indirectly against holders of
    Receipts

Item 2.  AVAILABLE INFORMATION                                    Face of Receipt - Paragraph 13


Endesa, S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F. Street, NE, Washington, D.C. 20549.

                                   PROSPECTUS

THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO THE AMENDED AND RESTATED DEPOSIT AGREEMENT FILED AS EXHIBIT (A) TO THIS REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

     (a) Second Amended and Restated Deposit Agreement, dated as of May 18, 2000, by and among, Endesa, S.A. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and the Holders and Beneficial Owners of American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder). -- Filed herewith as Exhibit a.

     (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. -- None.

     (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. -- None.

     (d) Opinion of Patricia Brigantic, counsel to the Depositary, as to the legality of the securities to be registered. -- Filed herewith as Exhibit d.

     (e) Rule 466 Certification. -- Filed herewith as Exhibit e.

     (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on signature pages hereto.

Item 4. UNDERTAKINGS

     a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, dated as of May 18, 2000, by and among Endesa, S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Receipts, evidencing the American Depositary Shares, issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the ___ day of __________________________, 2006.

                                             Legal entity created by the Second
                                             Amended and Restated Deposit
                                             Agreement for the issuance of
                                             American Depositary Receipts
                                             evidencing American Depositary
                                             Shares representing shares of
                                             capital stock, nominal value of
                                             Euro 1.20 per share, of Endesa,
                                             S.A.

                                             CITIBANK, N.A., as Depositary

                                             By: /s/  Dana Lowe
                                                 -------------------------------
                                             Name:    Dana Lowe
                                             Title:   Vice President

                                   SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, as amended, Endesa, S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in ____________________, on the ___ day of ________________,
2006.

                                             ENDESA, S.A.

                                             By: /s/ Jose Luis Palomo Alvarez
                                                --------------------------------
                                                 Name: Jose Luis Palomo Alvarez
                                                 Title: Chief Financial Officer,
                                                        (Principal Financial
                                                        Officer and Controller)

                                POWER OF ATTORNEY

               KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jose Luis Palomo Alvarez and Javier Rodriguez Soler, (with full power to each of them to act alone), to act as his true and lawful attorney(s)-in-fact and agent(s), with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on _________, 2006.

Name                                                Title
----                                                -----
/s/ D. Manuel Pizarro Moreno
---------------------------------------
D. Manuel Pizarro Moreno                           Chairman


/s/ D. Rafael Miranda Robredo
---------------------------------------
D. Rafael Miranda Robredo                          Chief Executive Officer
                                                   (Principal Executive Officer)


/s/ D. Jose Luis Palomo Alvarez                    Chief Financial Officer
---------------------------------------            (Principal Financial Officer and Controller)
D. Jose Luis Palomo Alvarez


/s/ D. Alberto Alonso Ureba
---------------------------------------
D. Alberto Alonso Ureba                            Director


/s/ D. Miguel Blesa de la Parra
---------------------------------------
D. Miguel Blesa de la Parra                        Director


/s/ D. Jose Maria Fernandez Cuevas
---------------------------------------
D. Jose Maria Fernandez Cuevas                     Director

/s/ D. Jose  Maria Fernandez Norniella
---------------------------------------
D. Jose Maria Fernandez Norniella                  Director


/s/ D. Rafael Gonzalez-Gallarza Morales
---------------------------------------
D. Rafael Gonzalez-Gallarza Morales                Director


---------------------------------------
D. Juan Ramon Quintas Seoane                       Director


/s/ D. Manuel Rios Navarro
---------------------------------------
D. Manuel Rios Navarro                             Director


/s/ D. Juan Rosell Lastortras
---------------------------------------
D. Juan Rosell Lastortras                          Director


/s/ D. Francisco Javier Ramos Gascon
---------------------------------------
D. Francisco Javier Ramos Gascon                   Director


/s/ D. Francisco Nunez Boluda
---------------------------------------
D. Francisco Nunez Boluda                          Director


/s/ D. Alberto Recarte Garcia-Andrade
---------------------------------------
D. Alberto Recarte Garcia-Andrade                  Director


/s/ D. Jose Serna Masia
---------------------------------------
D. Jose Serna Masia                               Director


/s/ D. Alvaro Perez de Lema                        Authorized Representative
---------------------------------------            in the United States
D. Alvaro Perez de Lema

                                Index to Exhibits

                                                               Sequentially
Exhibit            Document                                    Numbered Page
-------            --------                                    -------------
  (a)              Second Amended and Restated Deposit
                   Agreement Dated as of May 18, 2000

  (d)              Opinion of counsel to the Depositary

  (e)              Certification under Rule 466